Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

 NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)

 481 Rue Brassard

 Saint-Michel-des-Saints QC, J0K 3B0

Item 2	Dates of Material Change

January 21, 2024 and January 31, 2024.

Item 3	News Releases

News releases, in French and English versions, were issued on January 22, 2024 and January 31, 2024, through Business Wire and filed on SEDAR+ and EDGAR.

Item 4	Summary of Material Change

The Corporation announced the purchase of the Lac Guéret graphite property and the subsequent closing of such transaction.

Item 5	Full Description of Material Change

5.1            Full Description of Material Change

On January 22, 2024, the Corporation announced having entered into an asset purchase agreement dated January 21, 2024 with Mason Resources Inc. ("Mason") for the acquisition of the Lac Guéret Property, targeted for the development of the Uatnan Mining Project.

The consideration for the acquisition of the Lac Guéret Property is payable in 6,208,210 common shares of the Corporation, representing 9.25% of the pro forma issued and outstanding shares of the Corporation, to be issued to Mason upon the closing of the transaction. A subsequent payment of $5,000,000 will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project.

Closing of the transaction occurred on January 31, 2024, which also superseded and terminated the previously announced investment agreement, and option and joint venture agreement between Mason and the Corporation.

5.2            Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

For all additional information, please contact:

Ms. Josée Gagnon

Vice President – Legal Affairs and Secretary

Telephone: (450) 757-8905 #405

Item 9	Date of Report

January 31, 2024